UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                              (AMENDMENT NO.___ )*

                      Metromedia International Group, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    591695101
                                 (CUSIP Number)

                                October 25, 2005
             (Date of Event which Requires Filing of this Statement)

                          Check the appropriate box to
                         designate the rule pursuant to
                          which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Black Horse Capital LP

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) [x]
             (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             3,465,131

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             3,465,131

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,465,131

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             3.7%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Black Horse Capital (QP) LP

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) [x]
             (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             1,041,025

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             1,041,025

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,041,025

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             1.1%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Black Horse Capital Offshore Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) [x]
             (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             776,401

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             776,401

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             776,401

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.8%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Black Horse Capital Management LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            (a) [x]
            (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             4,506,156

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             4,506,156

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,506,156

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             4.8%

12.     TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Black Horse Capital Advisors LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) [x]
             (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             776,401

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             776,401

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             776,401

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.8%

12.     TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Dale Chappell

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) [x]
             (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             5,282,557

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             5,282,557

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,282,557

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             5.6%

12.     TYPE OF REPORTING PERSON*

             IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Brian Sheehy

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) [x]
             (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             46,397

6.      SHARED VOTING POWER

             5,282,557

7.      SOLE DISPOSITIVE POWER

             46,397

8.      SHARED DISPOSITIVE POWER

             5,282,557

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,328,954

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             5.6%

12.     TYPE OF REPORTING PERSON*

             IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).      NAME OF ISSUER:

         Metromedia International Group, Inc. ("Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         8000 Tower Point Drive
         Charlotte, North Caroline 28227

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are: Black Horse Capital LP, a Delaware limited partnership ("Domestic Fund"), Black Horse Capital (QP) LP, a Delaware limited partnership ("QP Fund"), Black Horse Capital Offshore Ltd., a Cayman Islands exempt company ("Offshore Fund"), Black Horse Capital Management LLC , a Delaware limited liability company ("BH Management"), Black Horse Capital Advisors LLC, a Delaware limited liability company ("BH Advisors"), Dale Chappell, a United States citizen ("Mr. Chappell") and Brian Sheehy, a United States citizen. The Domestic Fund, QP Fund, Offshore Fund, BH Management, BH Advisors, Mr. Chappell and Mr. Sheehy shall be collectively referred to herein as the "Reporting Persons."

BH Management is the managing general partner of each of Domestic Fund and QP Fund. BH Advisors is the investment manager of the Offshore Fund. The controlling persons of each of BH Management and BH Advisors are Mr. Chappell and Mr. Sheehy.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The principal business address for each of the Domestic Fund, QP Fund, BH Management, BH Advisors, Mr. Chappell and Mr. Sheehy is 45 Rockefeller Plaza, 20th Floor, New York, New York 10111.

ITEM 2(c).      CITIZENSHIP:

     Each of the Domestic Fund and QP Fund is a Delaware limited partnership.

     The Offshore Fund is a Cayman Islands exempt company.

     Each of BH Management and BH Advisors is a Delaware limited liability company.

     Each of Mr. Chappell and Mr. Sheehy is a citizen of the United States.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

     Common Stock, par value $.01 per share (the "Common Stock")

ITEM 2(e).      CUSIP NUMBER:

     591695101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company defined in Section 3(a)(19) of the
             Exchange Act.

     (d) [ ] Investment company registered under Section 8 of the
             Investment Company Act.

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:

               The Domestic Fund beneficially owns 3,465,131 shares of Common Stock comprised of: (i) 3,104,898 shares of Common Stock and (ii) convertible preferred stock of the Issuer (the "Preferred Stock") convertible into 360,233 shares of Common Stock.

               The QP Fund beneficially owns 1,041,025 shares of Common Stock comprised of: (i) 935,774 shares of Common Stock and (ii) Preferred Stock convertible into 105,251 shares of Common Stock.

               The Offshore Fund beneficially owns 776,401 shares of Common Stock comprised of: (i) 690,247 shares of Common Stock and (ii) Preferred Stock convertible into 86,154 shares of Common Stock.

               BH Management beneficially owns the shares held by the Domestic Fund and QP Fund. BH Advisors beneficially owns the shares of Common Stock held by the Offshore Fund.

               Mr. Chappell and Mr. Sheehy are each deemed to beneficially own the 5,282,557 shares of Common Stock owned by BH Management and BH Advisors.

               Mr. Sheehy also beneficially owns an additional 46,397 shares of Common Stock that he owns personally comprised of: (i) 43,600 shares of Common Stock and (ii) Preferred Stock convertible into 2,797 shares of Common Stock.

               Collectively, the Reporting Persons beneficially own 5,328,954 shares of Common Stock.

        (b) Percent of Class:

               Domestic Fund beneficially owns 3,465,131 shares of Common Stock representing 3.7% of the outstanding Common Stock.

               QP Fund beneficially owns 1,041,025 shares of Common Stock representing 1.1% of the outstanding Common Stock.

               Offshore Fund beneficially owns 776,401 shares of Common Stock representing 0.8% of the outstanding Common Stock.

               BH Management beneficially owns 4,506,156 shares of Common Stock held by the Domestic Fund and QP Fund representing 4.8% of the outstanding Common Stock.

               BH Advisors beneficially owns 776,401 shares of Common Stock held by the Offshore Fund representing 0.8% of the outstanding Common Stock.

               Mr. Chappell beneficially owns the 5,282,557 shares of Common Stock collectively owned by BH Management and BH Advisors representing 5.6% of the outstanding Common Stock.

               Mr. Sheehy beneficially owns the the 5,282,557 shares of Common Stock collectively owned by BH Management and BH Advisors, and an additional 46,397 shares of Common Stock that he personally owns, representing 5.6% of the outstanding Common Stock.

               The Reporting Persons collectively beneficially own 5,328,954 shares of Common Stock representing 5.6% of the outstanding Common Stock.

         (c) Number of shares as to which such person has:

               (i) Sole power to vote or to direct the vote

                    Mr. Sheehy has the sole power to vote or direct the vote of the 46,397 shares of Common Stock personally owned by him.

               (ii) Shared power to vote or to direct the vote of shares of Common Stock:

                    Domestic Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 3,465,131 shares of Common Stock beneficially owned by the Domestic Fund.

                    QP Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 1,041,025 shares of Common Stock beneficially owned by the QP Fund.

                    Offshore Fund, BH Advisors, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 776,401 shares of Common Stock beneficially owned by the Offshore Fund.

               (iii) Sole power to dispose or to direct the disposition of shares of Common Stock:

                    Mr. Sheehy has the sole power to dispose or to direct the disposition of the 46,397 shares of Common Stock personally owned by him.

               (iv) Shared power to dispose or to direct the disposition of shares of Common Stock:

                    Domestic Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 3,465,131 shares of Common Stock beneficially owned by the Domestic Fund.

                    QP Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 1,041,025 shares of Common Stock beneficially owned by the QP Fund.

                    Offshore Fund, BH Advisors, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 776,401 shares of Common Stock beneficially owned by the Offshore Fund.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     See Exhibit B attached hereto.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10.   CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:  November 4, 2005  BLACK HORSE CAPITAL LP
                          By: Black Horse Capital Management LLC
                              As General Partner


                              By: /s/ Dale Chappell
                                  ------------------------------
                                  Dale Chappell, Managing Member


                          BLACK HORSE CAPITAL (QP) LP
                          By: Black Horse Capital Management LLC
                              As General Partner


                              By: /s/ Dale Chappell
                                  ------------------------------
                                  Dale Chappell, Managing Member


                          Black Horse Capital Offshore Ltd.


                          By: /s/ Dale Chappell
                              -----------------------
                              Dale Chappell, Director


                          BLACK HORSE CAPITAL MANAGEMENT LLC


                          By: /s/ Dale Chappell
                              ------------------------------
                              Dale Chappell, Managing Member


                          BLACK HORSE CAPITAL ADVISORS LLC


                         By: /s/ Dale Chappell
                             ------------------------------
                             Dale Chappell, Managing Member



                          /s/ Dale Chappell
                          -----------------------------
                          Dale Chappell


                          /s/ Brian Sheehy
                          -----------------------------
                          Brian Sheehy

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Metromedia International Group, Inc. dated as of November 4, 2005 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.



Dated:  November 4, 2005  BLACK HORSE CAPITAL LP
                          By: Black Horse Capital Management LLC
                              As General Partner


                              By: /s/ Dale Chappell
                                  ------------------------------
                                  Dale Chappell, Managing Member


                          BLACK HORSE CAPITAL (QP) LP
                          By: Black Horse Capital Management LLC
                              As General Partner


                              By: /s/ Dale Chappell
                                  ------------------------------
                                  Dale Chappell, Managing Member


                          Black Horse Capital Offshore Ltd.


                          By: /s/ Dale Chappell
                              -----------------------
                              Dale Chappell, Director


                          BLACK HORSE CAPITAL MANAGEMENT LLC


                          By: /s/ Dale Chappell
                              ------------------------------
                              Dale Chappell, Managing Member


                          BLACK HORSE CAPITAL ADVISORS LLC


                         By: /s/ Dale Chappell
                             ------------------------------
                             Dale Chappell, Managing Member



                          /s/ Dale Chappell
                          -----------------------------
                          Dale Chappell


                          /s/ Brian Sheehy
                          -----------------------------
                          Brian Sheehy

                                    EXHIBIT B

                     IDENTIFICATION OF MEMBERS OF THE GROUP




Black Horse Capital LP
Black Horse Capital (QP) LP
Black Horse Capital Offshore Ltd.
Black Horse Capital Management LLC
Black Horse Capital Advisors LLC
Dale Chappell
Brian Sheehy